UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 22, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	231082108	Page	2	of	17	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,855,923

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,855,923

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,865,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	17	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,856,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,856,626

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,856,626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	17	Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 12 to Schedule 13D (i) to update the information previously contained in Item 5 with respect to the holdings of certain of the reporting persons with respect to shares of the Class A Common Stock, par value $.01 per share, of the Company (the “Class A Common Stock”), and (ii) to reflect that, as a result of the previously reported termination on May 11, 2008 of that certain Agreement and Plan of Merger, dated July 23, 2007, by and among Cloud Acquisition Corporation, a Delaware corporation (“Parent”), Cloud Merger Corporation, a Delaware corporation (“Merger Sub”), and Cumulus Media Inc., a Delaware corporation (the “Company”), as of such termination John W. Dickey, Michael W. Dickey and David W. Dickey, each listed as reporting persons on this Schedule 13D as heretofore amended, are no longer reporting persons for purposes herein (Messrs. J. Dickey, M. Dickey and D. Dickey were listed as reporting persons previously solely in connection with the aforementioned merger).
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
Item 2. Identity and Background
     Item 2 is hereby amended and restated in its entirety to read as follows:
     (a)–(c) This statement is being filed jointly by (1) Lewis W. Dickey, Jr., (2) Lewis W. Dickey, Sr., and (3) DBBC, collectively referred to as the reporting persons. The reporting persons have entered into a Joint Filing Agreement, dated as of July 23, 2007, a copy of which is included as Exhibit 99.1 to this Schedule 13D. Neither this statement nor anything contained herein shall be construed as an admission that (a) any reporting person constitutes a “person” for any purposes other than Section 13(d) of the Act or (b) any combination of reporting persons constitutes a “group” for any purpose.
     The principal business address of Lew Dickey, Jr. is c/o Cumulus Media Inc., 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305. The principal business address of Lew Dickey, Sr. is 11304 Old Harbor Road, North Palm Beach, Florida 33408. The principal business address of DBBC is 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.
     The principal occupations of Lew Dickey, Jr. is Chairman, President and Chief Executive Officer of the Company. Lew Dickey, Sr. is a private investor.
     DBBC is a Georgia limited liability company and its principal business is to hold the shares of Class A Common Stock that it currently owns. Lew Dickey Jr. and his brothers, John Dickey, Michael Dickey and David Dickey, together constitute all of the members of DBBC. Lew Dickey, Jr. is the sole manager and president of DBBC and John Dickey, Michael Dickey and David Dickey are each vice presidents of DBBC.

     (d) During the last five years, none of the reporting persons (or, in the case of DBBC, none of its members or officers) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the reporting persons (or, in the case of DBBC, none of its members or officers) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) The reporting persons who are natural persons (including the members and officers of DBBC) are each citizens of the United States of America.
Item 3. Source and Amount of Funds or other Consideration
     Item 3 is hereby amended and restated in its entirety to read as follows:
     From May 13, 2008 through July 22, 2008, the Lewis W. Dickey, Sr. Revocable Trust (the “Trust”), of which Lew Dickey, Sr. is trustee, purchased an aggregate of 3,972,626 shares of Class A Common Stock for an aggregate purchase price of $18,298,221. Trust funds held by the Trust were the sole source of funds used to acquire the aforementioned shares of Class A Common Stock.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety to read as follows:
     The reporting persons intend to review continuously the Company’s business affairs, general industry and economic conditions and their individual capital needs. Based on such review, the reporting persons may, from time to time, individually or collectively, and with or without additional persons, determine to increase their respective ownership of Class A Common Stock, to sell all or any portion of their respective holdings in the Company, or to initiate, participate in, or vote in favor of, an extraordinary corporate transaction or change in control of the Company.
     Except as otherwise described herein, none of the reporting person has plans or proposals that relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 37,502,718 and the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871 (which represents the shares of Class A Common

Stock and Class C Common Stock outstanding as of April 30, 2008, as represented on the front cover to the Company’s quarterly report on Form 10-Q for the period ended March 31, 2008).
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 4,865,923 shares of Class A Common Stock as follows:
•	2,331,052 shares of Class A Common Stock directly owned;

•	options to purchase 1,380,000 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 500,000 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 4,865,923 shares, or 12.2% of the outstanding shares of Class A Common Stock.
     Lewis W. Dickey, Sr.
     Lew Dickey Sr. is deemed to beneficially own 4,856,626 shares, or 13.0%, of the outstanding shares of Class A Common Stock, as follows:
•	884,000 shares of Class A Common Stock directly owned; and

•	3,972,626 shares of Class A Common Stock directly owned by the Trust, of which he is trustee.
     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As sole manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the reporting persons’ intent described in Item 4, the reporting persons may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person may be deemed to beneficially own all shares of

Class A Common Stock beneficially owned by each other reporting person. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons would collectively beneficially own, in the aggregate, 24.3% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person.
     Other than as set forth above with respect to Lew Dickey, Jr., none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons beneficially owns any shares of Class A Common Stock other than as set forth herein.
     (b) Each reporting person has sole power to vote or direct the vote and to dispose or to direct the disposition of only those shares of Class A Common Stock beneficially owned by such reporting person as indicated in paragraph (a) of this Item 5, except that, as president and sole manager of DBBC, Lew Dickey, Jr. also is deemed to have shared voting and dispositive power with respect to all shares of Class A Common Stock beneficially owned by DBBC.
     (c) Except as described below, none of the reporting persons has had any transactions in the Class A Common Stock during the past 60 days. Lew Dickey, Sr. engaged in various open market transactions in the past 60 days, the following details of which are summarized below: (1) the type of transaction effected, (2) the execution date of the transaction, (3) the price per share at which the transactions were effected, and (4) the total amount of shares that were the subject of each such transaction.

Buy/Sell	Executed Date	Price	Quantity
Buy	5/23/2008	$4.9700	10,000
Buy	5/27/2008	$5.0000	2,103,000
Buy	6/2/2008	$5.0400	4,191
Buy	6/2/2008	$5.0500	6,081
Buy	6/2/2008	$5.0600	1,296
Buy	6/3/2008	$5.0300	200
Buy	6/3/2008	$5.0400	250
Buy	6/3/2008	$5.0500	7,563
Buy	6/3/2008	$5.0550	150
Buy	6/3/2008	$5.0600	10,990
Buy	6/4/2008	$5.0100	50
Buy	6/4/2008	$5.0300	1,300

Buy/Sell	Executed Date	Price	Quantity
Buy	6/4/2008	$5.0400	1,454
Buy	6/4/2008	$5.0450	100
Buy	6/4/2008	$5.0500	25,989
Buy	6/4/2008	$5.0550	150
Buy	6/4/2008	$5.0600	26,600
Buy	6/5/2008	$5.0400	204
Buy	6/5/2008	$5.0450	100
Buy	6/5/2008	$5.0500	1,400
Buy	6/20/2008	$3.9600	1,703
Buy	6/20/2008	$3.9700	1,300
Buy	6/20/2008	$3.9800	750
Buy	6/20/2008	$3.9900	1,800
Buy	6/20/2008	$4.0000	10,300
Buy	6/20/2008	$4.0100	6,702
Buy	6/20/2008	$4.0150	200
Buy	6/20/2008	$4.0200	1,200
Buy	6/20/2008	$4.0300	700
Buy	6/20/2008	$4.0400	900
Buy	6/20/2008	$4.0500	1,100
Buy	6/20/2008	$4.0650	50
Buy	6/20/2008	$4.0700	745
Buy	6/20/2008	$4.1000	350
Buy	6/20/2008	$4.1050	150
Buy	6/20/2008	$4.1100	400
Buy	6/20/2008	$4.1200	450
Buy	6/20/2008	$4.1900	150
Buy	6/20/2008	$4.2000	1,050
Buy	6/23/2008	$3.9850	150
Buy	6/23/2008	$3.9900	5,908
Buy	6/24/2008	$3.9000	1,500
Buy	6/24/2008	$3.9100	1,000
Buy	6/24/2008	$3.9200	1,000
Buy	6/24/2008	$3.9400	1,800
Buy	6/24/2008	$3.9450	150
Buy	6/24/2008	$3.9500	1,950
Buy	6/24/2008	$3.9600	350
Buy	6/24/2008	$3.9700	12,363
Buy	6/24/2008	$3.9750	187
Buy	6/24/2008	$3.9800	8,250
Buy	6/24/2008	$3.9850	150
Buy	6/24/2008	$3.9900	18,250
Buy	6/25/2008	$3.9200	550
Buy	6/25/2008	$3.9700	300
Buy	6/25/2008	$3.9800	50
Buy	6/25/2008	$3.9900	4,250
Buy	6/27/2008	$3.9200	1,400
Buy	6/27/2008	$3.9250	50
Buy	6/27/2008	$3.9300	4,250
Buy	6/27/2008	$3.9400	6,250
Buy	6/27/2008	$3.9500	2,250

Buy/Sell	Executed Date	Price	Quantity
Buy	6/27/2008	$3.9600	1,100
Buy	6/27/2008	$3.9700	2,250
Buy	6/27/2008	$3.9800	6,400
Buy	6/27/2008	$3.9850	50
Buy	6/27/2008	$3.9900	450
Buy	6/30/2008	$3.9400	897
Buy	6/30/2008	$3.9500	1,150
Buy	6/30/2008	$3.9600	750
Buy	6/30/2008	$3.9700	3,695
Buy	6/30/2008	$3.9750	250
Buy	6/30/2008	$3.9800	11,276
Buy	6/30/2008	$3.9850	250
Buy	6/30/2008	$3.9900	16,032
Buy	7/1/2008	$3.8800	300
Buy	7/1/2008	$3.8900	3,550
Buy	7/1/2008	$3.8950	300
Buy	7/1/2008	$3.8975	150
Buy	7/1/2008	$3.9000	3,850
Buy	7/1/2008	$3.9050	50
Buy	7/1/2008	$3.9100	3,100
Buy	7/1/2008	$3.9200	2,150
Buy	7/1/2008	$3.9300	10,896
Buy	7/1/2008	$3.9350	100
Buy	7/1/2008	$3.9400	1,700
Buy	7/1/2008	$3.9500	1,452
Buy	7/1/2008	$3.9600	1,902
Buy	7/1/2008	$3.9650	1,450
Buy	7/1/2008	$3.9700	1,550
Buy	7/1/2008	$3.9750	350
Buy	7/1/2008	$3.9800	1,450
Buy	7/2/2008	$3.3500	300
Buy	7/2/2008	$3.3600	150
Buy	7/2/2008	$3.3700	350
Buy	7/2/2008	$3.3900	450
Buy	7/2/2008	$3.3950	300
Buy	7/2/2008	$3.4200	450
Buy	7/2/2008	$3.4400	600
Buy	7/2/2008	$3.4450	150
Buy	7/2/2008	$3.4500	350
Buy	7/2/2008	$3.4600	550
Buy	7/2/2008	$3.4700	400
Buy	7/2/2008	$3.4800	850
Buy	7/2/2008	$3.5100	400
Buy	7/2/2008	$3.5200	200
Buy	7/2/2008	$3.5300	700
Buy	7/2/2008	$3.5500	350
Buy	7/2/2008	$3.5600	150
Buy	7/2/2008	$3.5900	150
Buy	7/2/2008	$3.6300	1,350
Buy	7/2/2008	$3.6500	150

Buy/Sell	Executed Date	Price	Quantity
Buy	7/2/2008	$3.6600	195
Buy	7/2/2008	$3.6700	750
Buy	7/2/2008	$3.6800	400
Buy	7/2/2008	$3.6900	600
Buy	7/2/2008	$3.7000	950
Buy	7/2/2008	$3.7100	400
Buy	7/2/2008	$3.7200	650
Buy	7/2/2008	$3.7300	150
Buy	7/2/2008	$3.7500	971
Buy	7/2/2008	$3.8000	1,800
Buy	7/2/2008	$3.8100	877
Buy	7/2/2008	$3.8200	350
Buy	7/2/2008	$3.8300	2,313
Buy	7/2/2008	$3.8400	1,050
Buy	7/2/2008	$3.8500	1,650
Buy	7/2/2008	$3.8600	2,800
Buy	7/2/2008	$3.8700	953
Buy	7/2/2008	$3.8800	4,900
Buy	7/2/2008	$3.8900	2,191
Buy	7/2/2008	$3.9000	1,000
Buy	7/2/2008	$3.9100	1,000
Buy	7/3/2008	$3.2900	1,971
Buy	7/3/2008	$3.2950	150
Buy	7/3/2008	$3.3000	8,150
Buy	7/3/2008	$3.3050	350
Buy	7/3/2008	$3.3100	9,210
Buy	7/3/2008	$3.3200	1,478
Buy	7/3/2008	$3.3400	550
Buy	7/3/2008	$3.3500	1,952
Buy	7/3/2008	$3.3600	1,050
Buy	7/3/2008	$3.3700	600
Buy	7/3/2008	$3.3800	2,350
Buy	7/3/2008	$3.3900	100
Buy	7/3/2008	$3.4000	3,234
Buy	7/3/2008	$3.4050	50
Buy	7/3/2008	$3.4100	3,050
Buy	7/3/2008	$3.4200	55
Buy	7/7/2008	$3.0800	350
Buy	7/7/2008	$3.1000	1,100
Buy	7/7/2008	$3.1050	50
Buy	7/7/2008	$3.1100	1,575
Buy	7/7/2008	$3.1150	50
Buy	7/7/2008	$3.1200	2,850
Buy	7/7/2008	$3.1300	2,750
Buy	7/7/2008	$3.1400	540
Buy	7/7/2008	$3.1450	100
Buy	7/7/2008	$3.1500	2,050
Buy	7/7/2008	$3.1600	550
Buy	7/7/2008	$3.1900	4,587
Buy	7/7/2008	$3.1950	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/7/2008	$3.2000	1,150
Buy	7/7/2008	$3.2200	300
Buy	7/7/2008	$3.2800	300
Buy	7/7/2008	$3.3000	250
Buy	7/7/2008	$3.3300	300
Buy	7/7/2008	$3.3400	3722
Buy	7/7/2008	$3.3500	3,200
Buy	7/7/2008	$3.3700	4,277
Buy	7/7/2008	$3.3800	6,150
Buy	7/8/2008	$3.1700	165
Buy	7/8/2008	$3.1800	2,350
Buy	7/8/2008	$3.1900	4,350
Buy	7/8/2008	$3.1950	37
Buy	7/8/2008	$3.2000	7,313
Buy	7/8/2008	$3.2100	700
Buy	7/8/2008	$3.2300	300
Buy	7/8/2008	$3.2400	4,536
Buy	7/8/2008	$3.2450	100
Buy	7/8/2008	$3.2500	1,269
Buy	7/8/2008	$3.2600	1,141
Buy	7/8/2008	$3.2800	100
Buy	7/8/2008	$3.3050	100
Buy	7/8/2008	$3.3100	1,475
Buy	7/8/2008	$3.3200	1,950
Buy	7/8/2008	$3.3250	100
Buy	7/8/2008	$3.3300	600
Buy	7/8/2008	$3.3900	50
Buy	7/8/2008	$3.4000	5,050
Buy	7/8/2008	$3.4100	1,036
Buy	7/8/2008	$3.4400	78
Buy	7/8/2008	$3.4500	3,500
Buy	7/9/2008	$3.3600	150
Buy	7/9/2008	$3.3700	150
Buy	7/9/2008	$3.3800	1,997
Buy	7/9/2008	$3.3900	13,621
Buy	7/9/2008	$3.3950	575
Buy	7/9/2008	$3.4000	11,925
Buy	7/9/2008	$3.4050	50
Buy	7/9/2008	$3.4100	3,300
Buy	7/9/2008	$3.4200	2,500
Buy	7/9/2008	$3.4300	895
Buy	7/9/2008	$3.4400	1,137
Buy	7/10/2008	$2.7900	200
Buy	7/10/2008	$2.8000	1
Buy	7/10/2008	$2.8100	1,050
Buy	7/10/2008	$2.8200	50
Buy	7/10/2008	$2.8300	1,400
Buy	7/10/2008	$2.8400	1,250
Buy	7/10/2008	$2.8450	50
Buy	7/10/2008	$2.8500	2,669

Buy/Sell	Executed Date	Price	Quantity
Buy	7/10/2008	$2.8550	50
Buy	7/10/2008	$2.8600	600
Buy	7/10/2008	$2.8650	100
Buy	7/10/2008	$2.8700	1,900
Buy	7/10/2008	$2.8800	273
Buy	7/10/2008	$2.8900	1,734
Buy	7/10/2008	$2.9100	1,450
Buy	7/10/2008	$2.9300	250
Buy	7/10/2008	$2.9400	450
Buy	7/10/2008	$2.9500	750
Buy	7/10/2008	$2.9600	200
Buy	7/10/2008	$2.9700	700
Buy	7/10/2008	$2.9900	1,000
Buy	7/10/2008	$3.0000	459
Buy	7/10/2008	$3.0100	950
Buy	7/10/2008	$3.0200	200
Buy	7/10/2008	$3.0400	250
Buy	7/10/2008	$3.0500	1,750
Buy	7/10/2008	$3.0600	1,250
Buy	7/10/2008	$3.0700	2,400
Buy	7/10/2008	$3.0800	300
Buy	7/10/2008	$3.1400	750
Buy	7/10/2008	$3.1700	100
Buy	7/10/2008	$3.2300	1,200
Buy	7/10/2008	$3.2600	350
Buy	7/10/2008	$3.2700	400
Buy	7/10/2008	$3.2900	2,450
Buy	7/10/2008	$3.3000	4,488
Buy	7/10/2008	$3.3100	725
Buy	7/10/2008	$3.3300	2,150
Buy	7/11/2008	$2.6700	50
Buy	7/11/2008	$2.6800	875
Buy	7/11/2008	$2.6900	2,796
Buy	7/11/2008	$2.7000	7,259
Buy	7/11/2008	$2.7100	5,600
Buy	7/11/2008	$2.7200	2,175
Buy	7/11/2008	$2.7300	7,103
Buy	7/11/2008	$2.7400	1,817
Buy	7/11/2008	$2.7500	100
Buy	7/11/2008	$2.7600	600
Buy	7/11/2008	$2.7700	1,100
Buy	7/11/2008	$2.7800	775
Buy	7/11/2008	$2.7900	1,350
Buy	7/11/2008	$2.8000	500
Buy	7/11/2008	$2.8100	200
Buy	7/11/2008	$2.8200	1,700
Buy	7/11/2008	$2.8300	700
Buy	7/11/2008	$2.8400	1,600
Buy	7/14/2008	$2.5900	772
Buy	7/14/2008	$2.6000	600

Buy/Sell	Executed Date	Price	Quantity
Buy	7/14/2008	$2.6100	508
Buy	7/14/2008	$2.6200	1,150
Buy	7/14/2008	$2.6300	500
Buy	7/14/2008	$2.6400	525
Buy	7/14/2008	$2.6500	1,800
Buy	7/14/2008	$2.6600	2,817
Buy	7/14/2008	$2.6700	2,375
Buy	7/14/2008	$2.6800	2,302
Buy	7/14/2008	$2.6900	5,175
Buy	7/14/2008	$2.7000	1,000
Buy	7/14/2008	$2.7100	750
Buy	7/14/2008	$2.7200	350
Buy	7/14/2008	$2.7300	1,000
Buy	7/14/2008	$2.7500	150
Buy	7/14/2008	$2.7600	1,750
Buy	7/14/2008	$2.7700	1,150
Buy	7/14/2008	$2.7800	12,976
Buy	7/14/2008	$2.7900	100
Buy	7/14/2008	$2.8200	700
Buy	7/14/2008	$2.8800	1,100
Buy	7/14/2008	$2.8900	1,500
Buy	7/15/2008	$2.2900	250
Buy	7/15/2008	$2.3000	950
Buy	7/15/2008	$2.3100	1,550
Buy	7/15/2008	$2.3300	3,230
Buy	7/15/2008	$2.3400	3,900
Buy	7/15/2008	$2.3500	4,200
Buy	7/15/2008	$2.3600	2,050
Buy	7/15/2008	$2.3700	350
Buy	7/15/2008	$2.3800	1,200
Buy	7/15/2008	$2.3900	1,750
Buy	7/15/2008	$2.4000	1,750
Buy	7/15/2008	$2.4100	1,000
Buy	7/15/2008	$2.4200	550
Buy	7/15/2008	$2.4300	4,300
Buy	7/15/2008	$2.4400	2,438
Buy	7/15/2008	$2.4500	3,290
Buy	7/15/2008	$2.4600	1,725
Buy	7/15/2008	$2.4700	1,817
Buy	7/15/2008	$2.4800	1,250
Buy	7/15/2008	$2.4900	1,550
Buy	7/15/2008	$2.5000	300
Buy	7/15/2008	$2.5300	450
Buy	7/15/2008	$2.5700	700
Buy	7/15/2008	$2.5800	100
Buy	7/15/2008	$2.5900	400
Buy	7/16/2008	$2.1800	1,100
Buy	7/16/2008	$2.2000	1,000
Buy	7/16/2008	$2.2200	4,375
Buy	7/16/2008	$2.2300	1,350
Buy	7/16/2008	$2.2400	1,350
Buy	7/16/2008	$2.2500	1,800
Buy	7/16/2008	$2.2600	2,100
Buy	7/16/2008	$2.2700	5,125
Buy	7/16/2008	$2.2800	300
Buy	7/16/2008	$2.2900	14,479
Buy	7/16/2008	$2.3000	4,671
Buy	7/16/2008	$2.3100	3,400
Buy	7/17/2008	$2.0900	450
Buy	7/17/2008	$2.1100	400
Buy	7/17/2008	$2.1300	1,250
Buy	7/17/2008	$2.1350	150
Buy	7/17/2008	$2.1400	1,350
Buy	7/17/2008	$2.1500	3,100
Buy	7/17/2008	$2.1600	3,943
Buy	7/17/2008	$2.1650	220
Buy	7/17/2008	$2.1700	3,830
Buy	7/17/2008	$2.1750	50
Buy	7/17/2008	$2.1800	1,950
Buy	7/17/2008	$2.1900	1,050
Buy	7/17/2008	$2.1950	100
Buy	7/17/2008	$2.2000	6,000
Buy	7/17/2008	$2.2100	2,800
Buy	7/17/2008	$2.2200	3,551
Buy	7/17/2008	$2.2300	850
Buy	7/17/2008	$2.2700	3,079
Buy	7/17/2008	$2.2800	2,050
Buy	7/17/2008	$2.2900	550
Buy	7/17/2008	$2.3400	1,200
Buy	7/17/2008	$2.3600	1,150
Buy	7/17/2008	$2.3800	75
Buy	7/17/2008	$2.4200	152
Buy	7/17/2008	$2.4300	1,750
Buy	7/18/2008	$1.9800	220
Buy	7/18/2008	$1.9900	596
Buy	7/18/2008	$1.9950	50
Buy	7/18/2008	$2.0000	3,300
Buy	7/18/2008	$2.0050	150
Buy	7/18/2008	$2.0100	1,450
Buy	7/18/2008	$2.0200	2,336
Buy	7/18/2008	$2.0250	100
Buy	7/18/2008	$2.0300	6,471
Buy	7/18/2008	$2.0400	550
Buy	7/18/2008	$2.0500	923
Buy	7/18/2008	$2.0600	3,478
Buy	7/18/2008	$2.0700	900
Buy	7/18/2008	$2.0800	2,650
Buy	7/18/2008	$2.0900	2,300
Buy	7/18/2008	$2.1000	5,750
Buy	7/18/2008	$2.1100	3,350
Buy	7/18/2008	$2.1200	2,750
Buy	7/18/2008	$2.1300	650
Buy	7/18/2008	$2.1400	550
Buy	7/18/2008	$2.1700	500
Buy	7/18/2008	$2.1800	600
Buy	7/18/2008	$2.2100	227
Buy	7/18/2008	$2.2200	1,199
Buy	7/21/2008	$1.9600	1,300
Buy	7/21/2008	$1.9900	500
Buy	7/21/2008	$2.0000	1,500
Buy	7/21/2008	$2.0100	703
Buy	7/21/2008	$2.0200	50
Buy	7/21/2008	$2.0600	300
Buy	7/21/2008	$2.0800	100
Buy	7/21/2008	$2.0900	500
Buy	7/21/2008	$2.1000	500
Buy	7/21/2008	$2.1200	150
Buy	7/21/2008	$2.1400	1600
Buy	7/21/2008	$2.1500	17,900
Buy	7/21/2008	$2.1600	4,250
Buy	7/21/2008	$2.1700	2,650
Buy	7/21/2008	$2.1800	1,350
Buy	7/21/2008	$2.1900	5,597
Buy	7/21/2008	$2.2000	5,000
Buy	7/21/2008	$2.2200	4,800
Buy	7/21/2008	$2.2300	1,250
Buy	7/22/2008	$2.1800	1,750
Buy	7/22/2008	$2.1900	1,450
Buy	7/22/2008	$2.2000	2,800
Buy	7/22/2008	$2.2100	30
Buy	7/22/2008	$2.2200	550
Buy	7/22/2008	$2.2400	800
Buy	7/22/2008	$2.2500	1,300
Buy	7/22/2008	$2.2600	1,024
Buy	7/22/2008	$2.2700	2,150
Buy	7/22/2008	$2.2800	500
Buy	7/22/2008	$2.2900	2,200
Buy	7/22/2008	$2.3000	950
Buy	7/22/2008	$2.3100	3,800
Buy	7/22/2008	$2.3200	3,100
Buy	7/22/2008	$2.3250	100
Buy	7/22/2008	$2.3300	18,581
Buy	7/22/2008	$2.3900	386
Buy	7/22/2008	$2.4000	1,100
Buy	7/22/2008	$2.4200	369
Buy	7/22/2008	$2.4300	550
Buy	7/22/2008	$2.4400	1,366
Buy	7/22/2008	$2.4500	944
Buy	7/22/2008	$2.4600	600
Buy	7/22/2008	$2.4700	3,600

     (d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Class A Common Stock that are the subject of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended and restated in its entirety to read as follows:
     Lew Dickey, Jr. is party to a Voting Agreement, dated June 30, 1998, which is described in the statement on Schedule 13D, filed August 29, 2002.
     As of the date hereof, certain shares of Class A Common Stock owned by Lew Dickey, Jr. have been pledged as collateral to UBS Securities, or an affiliate thereof, to secure certain loans made to him. Under the customary terms of the pledge arrangements, in certain circumstances upon an event of default, the lenders may be entitled to direct the disposition of the pledged shares.
     Except as described in this Item 6, none of the reporting persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and restated in its entirety to read as follows:

Ex.	Name

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the reporting persons’ Amendment No. 4 to Schedule 13D, filed on July 20, 2007).

99.2	Power of Attorney, dated July 23, 2007, by, among others, Lewis W. Dickey, Jr., Lewis W. Dickey, Sr. and DBBC (incorporated by reference to Exhibit 99.1 of the reporting persons’ Amendment No. 4 to Schedule 13D, filed on July 20, 2007).

99.3	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Company’s Form 10-Q for the period ended September 30, 2001).

99.4	Termination Agreement and Release, dated May 11, 2008, by and among Cloud Acquisition Corporation, Cloud Merger Corporation, Cumulus Media Inc and ML IBK Positions, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed on May 12, 2008).

99.5	Termination Agreement and Release, dated May 11, 2008, by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 99.19 of the reporting persons’ Amendment No. 8 to Schedule 13D, filed on May 11, 2008).

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 23, 2008

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: Name:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.
Title:	Manager

*By:	/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.
as Attorney-in-Fact